Filed pursuant to Rule 424(b)(3)
Registration No. 333-260447
PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated November 3, 2021)

BENSON HILL, INC.

Primary Offering of
10,062,500 Shares of Common Stock Issuable Upon Exercise of Warrants
Secondary Offering of
89,628,274 Shares of Common Stock

This prospectus supplement supplements the prospectus dated November 3, 2021, as amended by the prospectus supplement dated November 15, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-260447). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling securityholders named in the Prospectus (or their permitted transferees) of up to 89,628,274 shares of our common stock, par value $0.0001 per share (“Common Stock”), including (a) 8,066,000 shares of Common Stock held by Star Peak Sponsor II LLC (the “Sponsor”) and certain of its transferees and (b) 1,996,500 shares of Common Stock held by the Sponsor and certain of its transferees subject to substantially the same terms and restrictions applicable to the Earn Out Shares (as defined in the Prospectus) but which are not held in escrow.

The Prospectus and this prospectus supplement also relate to the issuance by us of up to 10,062,500 shares of Common Stock that are issuable upon exercise of 10,062,500 warrants issued in connection with the initial public offering of Star Peak Corp II (the “Public Warrants”).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “BHIL” and “BHIL WS,” respectively. On January 5, 2022, the closing price of our Common Stock was $7.14, and the closing price of our Public Warrants was $1.22.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 12 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 6, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):    December 29, 2021
BENSON HILL, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39835	85-3374823
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1001 North Warson Rd.
St. Louis, Missouri 63132
(Address of principal executive offices)
(314) 222-8218
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common stock, $0.0001 par value	BHIL	The New York Stock Exchange
Warrants exercisable for one share of common stock at an exercise price of $11.50	BHIL WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company    ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 2.01 Completion of Acquisition or Disposition of Assets.

On December 30, 2021, Benson Hill, Inc. (the “Company”) and its wholly owned subsidiary, DDB Holdings, Inc. (“DDB Holdings”), entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with ZFS Creston, LLC (“ZFS Creston”), the sellers party to the Purchase Agreement (the “Sellers”), and ZFS Solutions, LLC, as representative of the Sellers (the “Sellers’ Representative”). Pursuant to the Purchase Agreement, and concurrently with the execution thereof, the Company acquired all of the outstanding membership interests in ZFS Creston from the Sellers for aggregate cash consideration of approximately $102 million, subject to the adjustments set forth in the Purchase Agreement for cash, debt and working capital. ZFS Creston owns an established food grade white flake and soy flour manufacturing operation in southwest Iowa. The Purchase Agreement contains customary representations, warranties and covenants by the parties thereto.

This description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The Purchase Agreement and the above description of the Purchase Agreement have been included to provide investors with information regarding the terms of the Purchase Agreement. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of the Purchase Agreement and as of specific dates, were solely for the benefit of the parties thereto, may have been used for purposes of allocating risk between the parties rather than establishing matters of fact and may be subject to qualifications or limitations agreed upon by the parties in connection with the negotiated terms, including being qualified by schedules and other disclosures made by the parties. Accordingly, investors should not rely on the representations, warranties and covenants in the Purchase Agreement as statements of factual information regarding the parties.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On December 29, 2021, in connection with the acquisition of ZFS Creston described above, the Company and its directly or indirectly wholly-owned subsidiaries Benson Hill Holdings, Inc., BHB Holdings, LLC, DDB Holdings, Inc., Dakota Dry Bean Inc., Benson Hill Seeds Holding, Inc., Benson Hill Seeds, Inc., Benson Hill Fresh Holdings, LLC, Benson Hill Fresh, LLC, J&J Produce, Inc., J&J Southern Farms, Inc., and Trophy Transport, LLC (the Company and such subsidiaries are each individually referred to as a “Borrower” and are all collectively referred to as the “Borrowers”), entered into a Loan and Security Agreement (the “Loan Agreement”) with Avenue Capital Management II, L.P. (the “Agent”), as administrative agent and collateral agent for several funds managed by the Agent (each such fund is individually referred to as a “Lender” and all such funds are collectively referred to as the “Lenders”), wherein on such date the Lenders loaned to the Borrowers the aggregate sum of $80 million and committed to loan to the Borrowers an additional aggregate sum of $20 million between April 30, 2022 and June 30, 2022 upon the Company’s achievement of certain milestones (the “Loan”).

The unpaid principal balance of the Loan bears interest at a variable rate equal to the sum of (a) the greater of the prime rate of interest as published in the Wall Street Journal or 3.25% per annum, plus (b) 5.75% per annum. Accrued interest only is payable on a monthly basis for 12 months from the initial closing, followed by payments of principal and accrued interest for 24 additional months, at which time the obligation to repay the Loan matures. The interest-only period may be extended from 12 to 24 months from the initial closing upon the Company’s achievement of certain milestones. The maturity date of the Loan may be extended from 36 to 42 months from the initial closing upon the Company’s achievement of certain milestones.

Upon maturity or other satisfaction of the Loan, a “Final Payment” (in addition to other payments of principal and interest) equal to $10.7 million is payable by the Borrowers to the Lenders, but in the event all or any part of any Loan is outstanding when a “Change of Control” as defined in the Loan Agreement occurs the required “Final Payment” is $14.2 million. In the event the Loan is prepaid, a “Prepayment Fee” is due, ranging from 1% to 6% of the principal amount of the Loan, based upon the time from the initial closing to the prepayment date.

The Loan is secured by a security interest granted by the Borrowers to the Lenders in collateral consisting of all of each Borrower’s right, title and interest in and to the following property (subject to certain specified limitations), whether now owned or hereafter acquired and wherever located: (a) all Receivables; (b) all Equipment; (c) all Fixtures; (d) all General Intangibles; (e) all Inventory; (f) all Investment Property; (g) all Deposit Accounts; (h) all Shares; (i) all other Goods and personal property of each Borrower, whether tangible or intangible and whether now or hereafter owned or existing, leased, consigned by or to, or acquired by, any Borrower and wherever located; (j) all Records; and (k) all Proceeds of each of the foregoing and all accessions to, substitutions and replacements for, and rents, profits and products of each of the foregoing.

At any time after 6-months from initial loan closing and before the 42-month anniversary of the initial loan closing, up to $20.0 million of the principal amount of the Loan then outstanding may be converted (at a Lender’s option) into shares of the Company’s Common Stock (the “Conversion Option”) at a price per share equal to the lower of (a) $8.22; (b) a 15% premium to the 5-day VWAP determined as of June 30, 2022; or (c) in the case of any “equity purchase commitments” and/or “at-the-market” or similar transactions which result in the realization by the Company of gross proceeds of $20.0 million or more over any period of 14 consecutive trading days prior to September 30, 2022, the volume-weighted average price of the Common Stock on the last trading day of such 14 day period (the “Conversion Price”), where “5-day VWAP” means the volume-weighted average price of the Common Stock, determined for the five consecutive trading days through and including the applicable date; and (e) the effective price per share of any bona fide equity offering prior to September 30, 2022.

The Conversion Option is subject to: (a) the closing price of the shares of the Company’s Common Stock on the New York Stock Exchange for each of the seven consecutive trading days immediately preceding the conversion, being greater than or equal to the Conversion Price; (b) the Common Stock issued in connection with any such conversion not exceeding 20% of the total trading volume of the Company’s Common Stock for the 22 consecutive trading days immediately prior to and including the effective date of the conversion; and (c) all Lenders’ pro forma shares of Common Stock resulting from the Conversion Option, when added to all Lenders’ pro forma shares of Common Stock resulting from the exercise of the Warrants (as defined below), not exceeding 2.5% of the Company’s outstanding shares of Common Stock at the time of the Conversion.

As additional consideration for the Loan, the Lenders received warrants exercisable or exchangeable for, at a Lender’s option, up to such aggregate number of shares of the Company’s Common Stock determined by dividing $3.0 million by the Exercise Price (as defined below), subject to customary adjustments (the “Warrant Shares”). The per share exercise price of the Warrants (the “Exercise Price”) will equal the lower of (a) $7.86; (b) a 10% premium to the 5-day VWAP determined as of June 30, 2022; (c) in the case of any “equity purchase commitments” and/or “at-the-market” or similar transactions which result in the realization by the Company of gross proceeds of $20.0 million or more over any period of 14 consecutive trading days prior to September 30, 2022, the volume-weighted average price of the Common Stock on the last trading day of such 14 day period; or (d) the effective price per share of any bona fide equity offering prior to September 30, 2022. The number of Warrant Shares for which the Warrants are exercisable are subject to all Lenders’ pro forma shares of Common Stock resulting from the Conversion, when added to all Lenders’ pro forma shares of Common Stock resulting from the exercise of the Conversion, not exceeding 2.5% of the Company’s outstanding shares of Common Stock at the time of the exercise of the Warrants. Under certain circumstances the Warrants will be automatically exchanged for Warrant Shares, without the payment of additional consideration.

Item 7.01 Regulation FD Disclosure.

On January 4, 2022, the Company issued a press release announcing the closing of the acquisition described in Item 2.01 above and the Loan described in Item 2.03 above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety by reference.

Limitation on Incorporation by Reference. The information contained in the press release attached hereto as Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act except as set forth by specific reference in such a filing.

Cautionary Note Regarding Forward-Looking Statements. Except for historical information contained in the press release attached as an exhibit hereto, the press release contains forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. Please refer to the cautionary note in the press release regarding these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired.

As permitted under this item, the Company will file the historical financial statements required to be filed by this item by amendment to this Current Report on Form 8-K not later than 71 days after the date this Current Report is required to be filed.

(b) Pro Forma Financial Information.

As permitted under this item, the Company will file the pro forma financial information required to be filed by this item by amendment to this Current Report on Form 8-K not later than 71 days after the date this Current Report is required to be filed.

(d) Exhibits.

Exhibit No.	Description
2.1	Membership Interest Purchase Agreement, dated December 30, 2021, by and among the Company, DDB Holdings, ZFS Creston, the Sellers and the Sellers’ Representative
4.1	Form of Warrant to Purchase Shares of Stock of Benson Hill, Inc.
10.1	Loan and Security Agreement (with Supplement), dated December 29, 2021, by and among the Company, certain of the Company’s direct and indirect wholly-owned subsidiaries, the Agent, and the Lenders
99.1	Press Release, dated January 4, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BENSON HILL, INC.

By:	/s/ DeAnn Brunts
DeAnn Brunts
Chief Financial Officer
(Principal Financial Officer)
Date: January 4, 2022

Exhibit 99.1

Benson Hill Makes Strategic Acquisition to Accelerate Go-to-Market Strategy for
Plant-Based Protein Ingredients

Food-grade soy ingredients operation immediately unlocks opportunities for proprietary soybean portfolio in a significantly undersupplied market
Management will host a conference call at 2:00 pm ET today to provide further insights
ST. LOUIS, MO – January 4, 2022 – Benson Hill, Inc. (NYSE: BHIL, the “Company” or “Benson Hill”), a food tech company unlocking the natural genetic diversity of plants with its cutting-edge food innovation engine, today announced the acquisition of ZFS Creston, LLC, an established food grade white flake and soy flour manufacturing operation in southwest Iowa for approximately $102 million primarily financed through a new debt facility. The investment fulfills a final step in Benson Hill’s ability to convert its proprietary soybeans into value-added soy protein ingredients for the underserved human and pet food categories.

“The acquisition of ZFS Creston, combined with our proprietary Ultra-High Protein soybean varieties, positions Benson Hill to deliver a portfolio of improved ingredients as an innovative unlock to bottlenecks in the rapidly growing but capacity-constrained plant-based movement,” said Matt Crisp, Chief Executive Officer of Benson Hill. “This acquisition advances our integrated business model as a more efficient route to market with a smaller footprint that better aligns with consumer preferences, enabling us to harness the genetic potential of plants and help scale the growth of plant-based markets.”

The exploding demand for soy-based protein ingredients is outpacing supply, suggesting the need to build additional concentrate and isolate processing facilities. This traditional approach would take massive investment, years to build and perpetuate a commodity-based, asset-heavy, siloed approach to food production. Benson Hill’s technology and integrated approach increases protein expression in the soybean plant itself, so that the need for additional processing is reduced. Capacity and capabilities acquired through ZFS Creston will enable the Company to immediately deliver a portfolio of better-from-the-beginning non-GMO ingredients that are less processed, more sustainable, identity-preserved, traceable and domestically sourced.

Acquisition Summary
The Creston operation is equipped to produce soy meal and oil, as well as food-grade soy white flake, flour, and grits, which can be marketed as ingredients or used as raw material for further production of concentrates, isolates and textured protein products. Acquiring the soy white flake capacity of Creston in lieu of building the capacity through capex investment positions the Company to immediately offer more sustainable ingredients within the broad human food market, which includes plant-based meat, meat extension, bakery, cereal and snack, fermentation and the pet food market. Further, Benson Hill’s identity preservation program leverages deep farmer relationships to provide traceable and more sustainable ingredients for both existing and new customers. The Creston, Iowa facility is also geographically complementary to Benson Hill’s soy crushing facility acquired last year in Seymour, Indiana.
“The Creston operation is expected to accelerate commercialization through the immediate ability to produce our ingredient portfolio,” said Bruce Bennett, President, Ingredients at Benson Hill. “The investment also enables deeper insight to customer preferences as we deliver much-needed innovation in other high-value food ingredients in the future. ZFS Creston is an established protein supplier with a respected and knowledgeable team on-site. We’re thrilled to welcome them to Benson Hill.”

“The ZFS Creston team has done a terrific job optimizing the facility and working with customers, suppliers and the Creston, Iowa community to create a successful, value-added food ingredient business,” said Eric Meeuwsen, ZFS Creston Co-President and Chief Operations Officer. “We are grateful for the hard work of everyone at ZFS Creston. We are confident Benson Hill will provide excellent opportunities for employees, local farmers and the community through the commercialization of their innovative, higher nutrition, soy-based food ingredients.”

Financing
In connection with the transaction, Benson Hill secured a $100 million committed debt facility, with the potential to access an incremental $20 million. The financing was led by Avenue Capital Group, which includes the Avenue Sustainable Solutions Fund, Avenue Venture Opportunities Fund, and other Avenue Global Funds. The Company used $80 million of this new facility to finance the purchase price of the Creston acquisition with the remaining amount of the purchase price sourced from cash on hand and approximately $5 million of seller financing. Additional details can be found in the SEC filing made this morning.

“Benson Hill offers game-changing agriculture and food science solutions using advanced data analytics that will be the future of the industry as the world continues to search for better for you plant-based protein products,” said Tony

Pandjiris, Senior Portfolio Manager of Avenue Venture Funds. “Benson Hill is a leader making a meaningful impact on the health of people and our planet, and this partnership aligns perfectly with the sustainability focus of our investment strategy,” said John Larkin, Head of Impact Investments at Avenue Capital Group.

The Creston soy processing facility and food ingredients business is expected to contribute positive Adjusted EBITDA, a non-GAAP measure, and will increase Benson Hill’s Ingredients segment revenue. Over time, a growing proportion of the revenues generated at the Creston facility will come from the processing and sale of Benson Hill’s proprietary soy ingredients in combination with continuing a portion of Creston’s existing revenue sources.

Webcast
A webcast of the conference call will begin at 2:00 pm ET today. The link to participate is available here.

About Benson Hill
Benson Hill moves food forward with the CropOS® platform, a cutting-edge food innovation engine that combines data science and machine learning with biology and genetics. Benson Hill empowers innovators to unlock nature’s genetic diversity from plant to plate, with the purpose of creating nutritious, great-tasting food and ingredient options that are both widely accessible and sustainable. More information can be found at bensonhill.com or on Twitter at @bensonhillinc.

About Avenue Capital Group
The Avenue Venture Opportunities Fund seeks to provide creative financing solutions to high-growth, venture capital-backed technology and life science companies. The Avenue Sustainable Solutions Fund seeks high-growth companies that can demonstrate a measurable, positive environmental outcome alongside competitive financial returns. The Avenue Global Funds seek to invest across a range of opportunistic credit and special situations lending in North America, Europe and Asia. For additional information on Avenue Capital Group, which is a global investment firm with assets estimated to be approximately $11.9 billion as of November 30, 2021, please visit www.avenuecapital.com.

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this press release may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance and may be identified by words such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or similar words. These forward-looking statements are based upon assumptions made by the Company as of the date hereof and are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements include, among other things, statements regarding our strategy and our plans for growth, statements regarding the expected future performance of our technology and integrated business model, statements regarding the anticipated benefits and capabilities of, and expected profitability (on an Adjusted EBITDA basis), and revenue production relating to, our newly acquired Creston facility, statements regarding the anticipated timing in which we will realize the benefits of this acquisition, statements regarding our new debt facility with Avenue Capital Group and the potential availability of an additional $20 million in term loans under that facility, statements regarding the anticipated benefits of our 2021 harvest of proprietary soybean varieties, and statements regarding expected synergies with our recently acquired Indiana-based soy crushing facility. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, risks associated with the integration and performance of the Company’s newly acquired Creston facility and the Company’s plans to process and sell its proprietary soybean varieties at that facility, our ability to satisfy covenants under our term loan, the risk that the incremental $20 million term loan will not be available to us, risks associated with our ability to leverage the geographic proximity of our facilities, risks associated with our ability to grow and manage growth profitably, our ability to execute our business plans, our transition to becoming a public company, and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our filings with the Securities and Exchange Commission (“SEC”), which are available on the SEC’s website at www.sec.gov. We expressly disclaim any duty to update these forward-looking statements, except as otherwise required by law.

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Benson Hill
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